SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

CinCor Pharma, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

17240Y109

(CUSIP Number)

Nathalie Auber

Sofinnova Investments, Inc.

3000 Sand Hill Road, Bldg 4, Suite 250

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Jonathan Goodwin, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton Street, Redwood City, CA  94063

(650) 321-2400

February 24, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 17240Y109	13D	Page 2 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners X, L.P. (“SVP X”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.0%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 17240Y109	13D	Page 3 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management X, L.P. (“SM X LP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 17240Y109	13D	Page 4 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management X-A, L.L.C. (“SM X LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 17240Y109	13D	Page 5 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.0%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 17240Y109	13D	Page 6 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Maha Katabi (“Katabi”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.0%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 17240Y109	13D	Page 7 of 14

Statement on Schedule 13D

This Amendment No. 2 (“Amendment No. 2”) amends and restates the Statement on Schedule 13D that was originally filed on January 21, 2022 and amended on August 22, 2022 (as amended, the “Original Schedule 13D”). This Amendment No. 2 relates to the beneficial ownership of Common Stock, $0.00001 par value per share (“Common Stock”) of CinCor Pharma, Inc., a Delaware corporation (“Issuer”). This Amendment No. 2 is being filed to reflect the disposition of Common Stock by Sofinnova Venture Partners X, L.P., a Delaware limited partnership (“SVP X”), Sofinnova Management X, L.P., a Delaware limited partnership (“SM X LP”), Sofinnova Management X-A, L.L.C., a Delaware limited liability company (“SM X LLC”), Dr. James I. Healy (“Healy”), and Dr. Maha Katabi (“Katabi” and collectively with SVP X, SM X LP, SM X LLC, and Healy, the “Reporting Persons”).

ITEM 1.	SECURITY AND ISSUER.

(a)       The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)	The Issuer’s principal executive offices are located at 230 Third Avenue, 6th Floor, Waltham, Massachusetts 02451.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)       The persons and entities filing this Schedule 13D are SVP X, SM X LP, SM X LLC, Healy, and Katabi. SM X LP, the general partner of SVP X, and SM X LLC, the general partner of SM X LP, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP X. Healy may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Healy.

(b)       The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Investments, Inc., 3000 Sand Hill Road, Bldg 4, Suite 250, Menlo Park, California 94025.

(c)       The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP X is to make investments in private and public companies, the principal business of SM X LP is to serve as the general partner of SVP X, and the principal business of SM X LLC is to serve as the general partner of SM X LP. Healy and Katabi are the managing members of SM X LLC.

(d)       During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       SVP X is a Delaware limited partnership. SM X LP is a Delaware limited partnership. SM X LLC is a Delaware limited liability company. Healy is a U.S. citizen. Katabi is a Canadian citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

At closings on May 13, 2019 and August 28, 2020, SVP X purchased an aggregate 13,571,428 shares of Series A redeemable convertible preferred stock (the “Series A Shares”) from the Issuer at a purchase price of $1.4000 per share, or $18,999,999.20 in the aggregate.

At a closing on September 22, 2021, SVP X purchased an aggregate 4,275,000 shares of Series B redeemable convertible preferred stock (the “Series B Shares”) from the Issuer at a purchase price of $4.0000 per share, or $17,100,000.00 in the aggregate.

CUSIP NO. 17240Y109	13D	Page 8 of 14

In connection with the closing of the Issuer’s initial public offering of Common Stock (the “IPO Offering”), each Series A Share and Series B Share automatically converted into shares of Common Stock immediately prior to the closing of the IPO Offering for no additional consideration, on a 3.4:1 basis, and had no expiration date.

On December 10, 2021, Healy was granted a stock option by the Issuer to purchase 29,411 shares of Common Stock at an exercise price of $13.60 per share (such numbers reflect the Issuer’s 3.4-for-1 reverse stock split of Common Stock effected prior to the IPO Offering). The option vests in equal annual installments over a three-year period measured from one year following December 10, 2021, subject to the continued service by Healy to the Issuer as of the applicable vesting date. Such option will expire on December 9, 2031. On August 5, 2022, Healy early exercised his stock option by purchasing 29,411 shares of Common Stock at an exercise price of $13.60 per share (such numbers reflect the Issuer’s 3.4-for-1 reverse stock split of Common Stock effected prior to the IPO Offering).

In connection with the IPO Offering, SVP X purchased 325,000 shares of Common Stock from the Issuer at a purchase price of $16.00 per share, or $5,200,000.00 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on January 7, 2022 with the Securities and Exchange Commission (the “IPO Prospectus”).

In August 2022, the Issuer held a public offering (the “Follow-On Offering”) of Common Stock. On August 11, 2022, in connection with the Follow-On Offering, SVP X purchased 500,000 shares of Common Stock from the Issuer at $30.00 per share, or $15,000,000 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on August 12, 2022 with the Securities and Exchange Commission (the “Follow-On Prospectus”).

On January 8, 2023, AstraZeneca Finance and Holdings Inc., a Delaware corporation (“Parent”), Cinnamon Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”) and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Parent, through Purchaser, will commence an offer (the “Offer”) to acquire all of the outstanding shares of Common Stock at a price of $26.00 per share in cash (the “Closing Amount”), plus one contingent value right representing the right per share representing the right to receive a contingent payment of $10.00 per share in cash upon the achievement of a specified milestone (collectively with the Cash Amount, the “Offer Price”).

In connection with the Offer, SVP X, Healy and certain other holders of shares of Common Stock have entered into Tender and Support Agreements with Parent and Purchaser (the “Support Agreement”). Under the terms of the Support Agreement, SVP X and Healy have each agreed, among other things, to tender their Common Stock in the Offer, vote their shares of Common Stock in favor of the merger at a special meeting, if there is one, and, subject to certain exceptions, not to transfer any of their shares of Common Stock. SVP X’s and Healy’s obligations under the Support Agreement terminate upon termination of the Merger Agreement and certain other specified events. Such Merger Agreement and Support Agreement are each more fully described in the Form 8-K filed on January 9, 2023 (File No. 001-41201) (the “Form 8-K”). The Merger Agreement was filed as Exhibit 2.1 to the Form 8-K, and the Support Agreement was filed as Exhibit B to Exhibit 2.1 to the Form 8-K. Each of the Merger Agreement Support Agreement, and the descriptions thereof, are incorporated herein by reference.

On February 24, 2023, in connection with the Offer, Healy tendered 9,803 shares of Common Stock to Purchaser for the Offer Price.

On February 24, 2023, in connection with the merger of the Issuer and Purchaser, and pursuant to the Merger Agreement, Healy acquired 19,608 shares of Common Stock subject to a right of repurchase pursuant to an early-exercise option which was accelerated and became fully vested, and cancelled and automatically converted into the right to receive, without interest, the Offer Price.

On February 24, 2023, in connection with the Offer, SVP X tendered 6,073,949 shares of Common Stock to Purchaser for the Offer Price.

CUSIP NO. 17240Y109	13D	Page 9 of 14

Unless noted above, the source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital. Certain purchases by SVP X were made using its working capital funded partially through a line of credit with Silicon Valley Bank in the normal course of business and then paid down from the proceeds from investor capital calls.

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs), and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

Except as set forth above or in Item 3, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

(c)       Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d)       Under certain circumstances set forth in the limited partnership agreement of SVP X, the general partner and limited partners of SVP X may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)       The Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s Common Stock on February 24, 2023.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

SVP X and Healy have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, Jefferies LLC, and Evercore Group L.L.C., on behalf of the Issuer’s underwriters, they will not, subject to limited exceptions, during the period ending 180 days after the date set forth on the IPO Prospectus offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether now owned or hereinafter acquired, owned directly (including holding as a custodian) or with respect to which they have beneficial ownership within the rules and regulations of the Securities and Exchange Commission. Such Lock-Up Agreement is more fully described in the IPO Prospectus and was filed as Exhibit A to Exhibit 1.1 to the Issuer’s Amendment No. 2 to Form S-1 Registration Statement (File No. 333- 261738), and such description is incorporated herein by reference.

CUSIP NO. 17240Y109	13D	Page 10 of 14

SVP X is a party to an Investors’ Rights Agreement among the Issuer, SVP X and other shareholders. Subject to the terms of such Investors’ Rights Agreement, SVP X can demand that the Issuer file a registration statement or request that its Common Stock be covered by a registration statement that the Issuer is otherwise filing under certain specified circumstances. Such Investors’ Rights Agreement dated as of September 22, 2021 is more fully described in the IPO Prospectus and was filed as Exhibit 4.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-261738), and such description is incorporated herein by reference.

Healy, in his capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer. Such Indemnification Agreement is more fully described in the IPO Prospectus and the form of such Indemnification Agreement was filed as Exhibit 10.4 to the Issuer’s Form S-1 Registration Statement (File No. 333-261738), and such description is incorporated herein by reference.

In connection with the Follow-On Offering, SVP X, Healy and certain other holders of shares of Common Stock have entered into Lock-Up Agreements with the Issuer’s underwriters or otherwise agreed, subject to certain exceptions, that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, without the prior written consent of the representatives of the Issuer’s underwriters for a period of 90 days from the date of the Follow-On Prospectus. Such Lock-Up Agreement is more fully described in the Follow-On Prospectus and was filed as Annex I of Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-266674), and such description is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT B	Power of Attorney
EXHIBIT C	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A to Exhibit 1.1 to the Issuer’s Amendment No. 2 to Form S-1 Registration Statement (File No. 333-261738) is incorporated herein by reference.
EXHIBIT D	Investors’ Rights Agreement described in Item 6, filed as Exhibit 4.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-261738) is incorporated herein by reference.
EXHIBIT E	Form of Indemnification Agreement described in Item 6, filed as Exhibit 10.4 to the Issuer’s Form S-1 Registration Statement (File No. 333-261738) is incorporated herein by reference.
EXHIBIT F	Form of Lock-Up Agreement described in Item 6, filed as Annex I of Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-266674) is incorporated herein by reference.
EXHIBIT G	Merger Agreement described in Item 3, filed as Exhibit 2.1 to the Form 8-K (File No. 001-41201) is incorporated herein by reference.
EXHIBIT H	Tender and Support Agreement described in Item 3, filed as Exhibit B to Exhibit 2.1 to the Form 8-K (File No. 001-41201) is incorporated herein by reference.

CUSIP NO. 17240Y109	13D	Page 11 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2023

SOFINNOVA VENTURE PARTNERS X, L.P., a Delaware Limited Partnership

By: SOFINNOVA MANAGEMENT X, L.P., a Delaware Limited Partnership
Its: General Partner

By: SOFINNOVA MANAGEMENT X-A, L.L.C., a Delaware Limited Liability Company
Its: General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT X, L.P., a Delaware Limited Partnership

By: SOFINNOVA MANAGEMENT X-A, L.L.C., a Delaware Limited Liability Company
Its: General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT X-A, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MAHA KATABI

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 17240Y109	13D	Page 12 of 14

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing
B	Power of Attorney
C	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A to Exhibit 1.1 to the Issuer’s Amendment No. 2 to Form S-1 Registration Statement (File No. 333-261738) is incorporated herein by reference.
D	Investors’ Rights Agreement described in Item 6, filed as Exhibit 4.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-261738) is incorporated herein by reference.
E	Form of Indemnification Agreement described in Item 6, filed as Exhibit 10.4 to the Issuer’s Form S-1 Registration Statement (File No. 333-261738) is incorporated herein by reference.
F	Form of Lock-Up Agreement described in Item 6, filed as Annex I of Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-266674) is incorporated herein by reference.
G	Merger Agreement described in Item 3, filed as Exhibit 2.1 to the Form 8-K (File No. 001-41201) is incorporated herein by reference.
H	Tender and Support Agreement described in Item 3, filed as Exhibit B to Exhibit 2.1 to the Form 8-K (File No. 001-41201) is incorporated herein by reference.

CUSIP NO. 17240Y109	13D	Page 13 of 14

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of CinCor Pharma, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: March 1, 2023

SOFINNOVA VENTURE PARTNERS X, L.P., a Delaware Limited Partnership

By: SOFINNOVA MANAGEMENT X, L.P., a Delaware Limited Partnership
Its: General Partner

By: SOFINNOVA MANAGEMENT X-A, L.L.C., a Delaware Limited Liability Company
Its: General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT X, L.P., a Delaware Limited Partnership

By: SOFINNOVA MANAGEMENT X-A, L.L.C., a Delaware Limited Liability Company
Its: General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT X-A, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MAHA KATABI

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 17240Y109	13D	Page 14 of 14

exhibit B

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Sofinnova Management X-A, L.L.C. or such other person or entity as is designated in writing by James I. Healy (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Nathalie Auber (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date: February 3, 2023

SOFINNOVA VENTURE PARTNERS X, L.P.,		SOFINNOVA MANAGEMENT X-A, L.L.C.,
a Delaware Limited Partnership		a Delaware Limited Liability Company

By:	SOFINNOVA MANAGEMENT X, L.P.,	By:	/s/ James I. Healy
	a Delaware Limited Partnership		James I. Healy
	Its General Partner		Managing Member

By:	SOFINNOVA MANAGEMENT X-A, L.L.C.,	JAMES I. HEALY
a Delaware Limited Liability Company
	Its General Partner	By:	/s/ James I. Healy
James I. Healy
By:	/s/ James I. Healy
James I. Healy
	Managing Member	MAHA KATABI

SOFINNOVA MANAGEMENT X, L.P.,		By:	/s/ Maha Katabi
a Delaware Limited Partnership			Maha Katabi

By:	SOFINNOVA MANAGEMENT X-A, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

By:	/s/ James I. Healy
James I. Healy
Managing Member